

VOZROZHDENIYE BANK

File № 82-4257



Public joint
Luchnikov p
tel.: (095)
E-mail: vbc

05009011

«30» may 2005
№ 1101/3385

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SEC MAIL
RECEIVED
PROCESSING
JUN 13 2005
213
SECTION

Re: Exemption № 82-4257

SUPPL

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you:

- Message about material fact;
- Report on additional share issue results.

Sincerely,

Alexander V. Dolgopolov
Deputy Chairman of the Board

Message about material fact
«Information about share issue»

1. Full corporate name of the issuer: Open Joint-stock company Bank «Vozrozhdeniye».
2. Location of the issuer: Russian Federation, Luchnikov per. 7/4 –1, Moscow GSP-9, 101999.
3. Identification tax number of the issuer: 5000001042.
4. Unique code of the issuer: 1439.
5. Code of material fact: 0500143924032005
6. Internet site used for publishing messages about the material facts: http://www.vbank.ru/akc/events.html.
7. Name of periodical edition used by the issuer for publishing messages about material facts: newspaper «Daily news. Moscow Region».
8. Category (type), series and other identification characteristics of securities:
   ordinary non-documentary registered shares.
   State registration number: 10101439B(014D).
   Date of state registration of the additional share issue: March 24th 2005.
   Name of the registration body realizing state registration of the additional share issue: Central Bank of the Russian Federation.
   The number of placed securities and nominal value of each placed share: 1,999,941 shares with nominal value RUR 10 each.
   Portion of actually placed shares: 100%.
   Amount of the additional share issue at nominal value: RUR 19,999,410.
   Method of placing shares: conversion.
   In the process of placement the previously placed preference convertible non-documentary registered shares were substituted for the newly issued ordinary non-documentary registered shares (one preference convertible non-documentary registered share with nominal value RUR 10 is converted into one ordinary non-documentary registered share with nominal value RUR 10), and upon registration of the issue results they were cancelled. As a result of the issue the authorized capital has not been enlarged.
   Actual opening and closing dates of share placement: 22.04.2005; 22.04.2005.
   Share issue was not supported by registration of offering prospectus.

Date of state registration of the report on additional share issue results: 11th May 2005.
Name of the registration body executing state registration of the report on additional share issue results: Central Bank of the Russian Federation.

Deputy Chairman of Bank
Vozrozhdeniye (OAO) *(signature)* A.V.Dolgopolov

May 12th 2005
Stamp

Registered
May 11, 2005
By Central Bank of the Russian Federation
Department of licensing activities and
financial improvement of credit institutions
DIRECTOR
/signature/ M.I.Sukhov

Stamp

REPORT ON ADDITIONAL SHARE ISSUE RESULTS

Joint Stock company Bank «Vozrozhdeniye»

Ordinary non-documentary registered shares

Individual state registration number (code): 10101439B (014D), *Stamp*

Date of state issue registration: March 24, 2005.

Approved by Supervisory Council of Bank «Vozrozhdeniye» (OAO)
25.04.2005 Minutes # 5

Location (legal address) of the credit institution–the issuer:
Luchnikov per., 7/4-1, Moscow GSP-9, 101999, Russian Federation.
Phone numbers: 929-18-88, 929-19-99

Deputy Chairman of the Board
/signature/ A.V.Dolgopolov

Chief Accountant
/signature/ A.A.Novikova

25th April 2005

Stamp

1. Category of securities:

State registration number	Category (type) of securities
10101439B	ordinary non-documentary registered shares

2. Opening and closing dates of placing securities

Opening date of placement: 22.04.2005
Closing date of placing: 22.04.2005

3. Nominal value of one security

State registration number	Nominal (RUR)
10101439B	10

4. Actual price of placing securities (RUR or foreign currency)

State registration number	Actual price of placing (RUR)	Actual price of placing (in foreign currency)
10101439B	10	not placed in foreign currency

5. Number of placed securities

1. **10101439B**

There have been placed:
at the expense of securities conversion:
1,999,941 items in the amount of RUR 19,999,410.

6. Total amount of the proceeds for placed securities including:

a) No funds entered as payment for placed shares.

7. Actual portion of the placed share issue (in%), if the portion of shares (in case of non-placement of which the share issue is considered non-performed) was defined by the decision on share issue and by the offering prospectus:

State registration number	Portion of placed securities
10101439B	Portion of placement was not defined

8. Estimation of mandatory norms set for credit institutions as at the date of the report based on its actual results and an assumption that the funds obtained as a result of securities placement would be unblocked and credited to the share capital of the credit institution- the issuer in accordance with the purposes of the issue.

Item	Norm	Real value
H1 Capital adequacy, % min	10.0	12.0
H2 Instant liquidity, % min	15.0	40.1
H3 Current liquidity, % min	50.0	61.2
H4 Long-term liquidity, % max	120.0	82.1
H5 Total liquidity (liquid – total assets ratio), % min	20.0	28.8
H6 Max exposure per 1 borrower, % max	25.0	21.1
H7 Max large loan exposure, % max	800.0	205.8
H9,1 Max amount of loans, banking guarantees and warranties granted to shareholders, % max	50.0	0.0
H10,1 Aggregate exposure for insiders, % max	3.0	0.5
H12 Equity funds used for acquisition of other legal entities' shares (portions), % max	25.0	13.5

9. INFORMATION ABOUT FOUNDERS (SHAREHOLDERS) – NON-RESIDENTS

1. JP MORGAN CHASE BANK NA (U.S.A.)

Abbreviated name: JP MORGAN CHASE BANK NA
Location: 270 Park Avenue, New York N.Y. 10017 U.S.A.

Share in authorized capital of the credit institution-the issuer: 0.02%.
Percentage of voting shares in authorized capital of the credit institution-the issuer: 0.02%

2. CITIGROUP GLOBAL MARKETS INC. (U.S.A.)
Abbreviated name: CITIGROUP GLOBAL MARKETS INC
Legal address: 333 W. 34th Street, New York, NY 10081
Share in authorized capital of the credit institution-the issuer: 0.02%.
Percentage of voting shares in authorized capital of the credit institution-the issuer: 0.02%

3. CANADIAN IMPERIAL BANK OF COMMEFCE (CANADA)
Abbreviated name: CIBC
Legal address: Commerce Court West 9, Toronto, Ontario, Canada M5L 1A2
Share in authorized capital of the credit institution-the issuer: 5.87%
Percentage of voting shares in authorized capital of the credit institution-the issuer: 5.87%

4. TAMARISK TRADING LIMITED. (RERUBLIC OF CYPRUS)
Abbreviated name: TAMARISK TRADING LIMITED
Legal address: Chr. HAGGIPAVLOU Street, 221 Helios Court, 1st Floor, LIMMASOL, Cyprus
Share in authorized capital of the credit institution-the issuer: 1.21%
Percentage of voting shares in authorized capital of the credit institution-the issuer: 1.21%
Shareholders possessing no less than 20% of the shareholder's authorized capital:

Individuals:
4.1. Karntasides Ioannis
Citizenship: Republic of Greece
Share in authorized capital of the shareholder: 99.9%

5. BURLINGTON TRADING Co. Ltd. (REPUBLIC OF CYPRUS)
Abbreviated name: BURLINGTON TRADING Co. Ltd
Legal address: 28TH October Avenue, No.205 LOULOPIS COURT, First Floor, 3035, LIMASSOL
Share in authorized capital of the credit institution-the issuer – 2.75%.
Percentage of voting shares in authorized capital of the credit institution-the issuer – 2.75%.

6. BROWN BROTHERS HARRIMAN & CO (U.S.A.)
Abbreviated name: BROWN BROTHERS HARRIMAN & CO
Legal address: 63 WALL STREET, 8th FLOOR, NEW YORK, NY 10005
Share in authorized capital of the credit institution-the issuer – 0.03%
Percentage of voting shares in authorized capital of the credit institution-the issuer – 0.03%.

7. CITIBANK, N.A. (U.S.A.)
Abbreviated name: CITIBANK, N.A.
Legal address: 3800 CITIBANK CENTER D3-15, TAMPA, FL 33610
Share in authorized capital of the credit institution-the issuer – 0.27%
Percentage of voting shares in authorized capital of the credit institution-the issuer: 0.27%.

8. CLEARSTREAM AG (GERMANY)
Abbreviated name: CLEARSTREAM AG
Legal address: Neue Borsenstrasse 1, D-60487 Frankfurt am Main, Germany
Share in authorized capital of the credit institution-the issuer – 1.19%
Percentage of voting shares in authorized capital of the credit institution-the issuer: 1.19%

10. Shortlist of shareholders possessing no less than 2% of participation or voting shares in the authorized capital of the credit institution – the issuer

Data as at the closing date of share issue (22.04.2005)

Russian Shareholders:
1. Limited company «Financial Consulting Center»
Abbreviated name: OOO **«Financial Consulting Center»**
Legal address: ul. V.Novgoroda, 15, Tver 170000

Main state registration number: 1026900511681
Tax Identification Number: 6905041614
Share in authorized capital of the credit institution-the issuer – 9.21%
Percentage of voting shares in authorized capital of the credit institution-the issuer: 9.21%
Shareholders possessing no less than 20% of the shareholder's authorized capital:

1.1. Limited company «Financial Assets»
Abbreviated name: OOO «Financial Assets»
Jurisdiction: Russian Federation
Legal address: pl. Proletarskoy Dictatury, 6, Saint Petersburg 193124
Main state registration number: 1037843106465
Tax Identification Number: 7825467960
Share in authorized capital of the shareholder: 99.9997%

2. Limited company «Composition-Assets Management»
Abbreviated name: OOO «Composition-Assets Management»
Legal address: pl. Proletarskoy Dictatury, 6, Saint Petersburg 193124
Main state registration number: 1027809195710
Tax Identification Number: 7825436400
Share in authorized capital of the credit institution-the issuer – 6.69%
Percentage of voting shares in authorized capital of the credit institution-the issuer: 6.69%
Shareholders possessing no less than 20% of the shareholder's authorized capital:

2.1. Limited company «Lenagropromleasing»
Abbreviated name: OOO «Lenagropromleasing»
Jurisdiction: Russian Federation
Legal address: ul. Koly Podryadchikova 7, Gatchina, Leningradskaya obl.
Main state registration number: 1034701242377
Tax Identification Number: 4705022917
Share in authorized capital of the shareholder: 100%

3. Open joint-stock company «Leasing Company «Magistral Finance»
Abbreviated name: OAO«Leasing Company «Magistral Finance»
Legal address: pl. Proletarskoy Dictatury, 6, Saint Petersburg 191124
Main state registration number: 1037843106399
Tax Identification Number: 7825432646
Share in authorized capital of the credit institution-the issuer – 4.99%
Percentage of voting shares in authorized capital of the credit institution-the issuer: 4.99
Shareholders possessing no less than 20% of the shareholder's authorized capital:

3.1. Closed joint-stock company «LenRosInvest»
Abbreviated name: ZAO «LenRosInvest»
Jurisdiction: Russian Federation
Legal address: pl. Proletarskoy Dictatury, 6, Saint Petersburg 193124
Main state registration number: 1037843036648
Tax Identification Number: 7826414319
Share in authorized capital of the shareholder: 100%

Individuals:

Dmitriy Ljvovich Orlov
Tax Identification Number (code): 773104540659
Share in authorized capital of the credit institution-the issuer – 37.51%
Percentage of voting shares in authorized capital of the credit institution-the issuer: 37.09%
Nikolay DmitrievichOrlov
Tax Identification Number (code): 773103095331
Share in authorized capital of the credit institution-the issuer – 2.44%
Percentage of voting shares in authorized capital of the credit institution-the issuer: 2.44%

Foreign:

4. BURLINGTON TRADING Co.Limited (Republic of Cyprus)

Abbreviated name: BURLINGTON TRADING Co.Limited
Legal address: 28th October Avenue, No.205 Louloupis Court, First Floor, 3035 Limassol, Cyprus
Share in authorized capital of the credit institution-the issuer – 2.75%
Percentage of voting shares in authorized capital of the credit institution-the issuer: 2.75
There are no shareholders possessing no less than 20% of the above shareholder's authorized capital.

5. Canadian Imperial Bank of Commerce (CANADA)
Abbreviated name: CIBC
Legal address: Commerce Court West 9, Toronto, Ontario, Canada M5L 1A2
Share in authorized capital of the credit institution-the issuer: 5.87%
Percentage of voting shares in authorized capital of the credit institution-the issuer: 5.87%
There are no shareholders possessing no less than 20% of the above shareholder's authorized capital.

11. If in the composition of shareholders (participants) of the credit institution-the issuer there are shareholders (participants) possessing not less than 2% of participation shares or voting shares in the credit institution's authorized capital, it is required to give information about their shareholders (participants) having not less than 20% of participation shares or voting shares in authorized capital of the shareholder (participant) of the credit institution.
Data on Item 11 are set in Item10.

12. Shortlist of the Board members of the Credit Institution – the Issuer (or other authority body performing similar functions).

1. Boris Fedorovich Borin
Percentage of the Credit Institution's (the Issuer's) ordinary shares – 0.00%.
Percentage of voting shares of the Credit Institution-the Issuer – 0.00%.
Percentage of voting shares of the credit institution-the issuer, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0.00%.
PRESENT POSITIONS:
15.03.2000 – Open Joint-Stock Company «Metallurgic plant «Electrostal». General Manager.
28.01.2003 – Joint Stock company Bank «Vozrozhdeniye». Member of Supervisory Council.

2. Sergey Alexandrovich Vybornov
Percentage of the Credit Institution's (the Issuer's) ordinary shares – 0.00%.
Percentage of voting shares of the Credit Institution-the Issuer – 0.00%.
Percentage of voting shares of the credit institution-the issuer, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0.00%.
PRESENT POSITIONS:
04.06.2002 – Open Joint-stock company «Investment Group «ALROSA». General Manager
27.06.2003 – Open Joint-stock company «Yakutskaya Mining Company». Member of the Board
17.09.2003 – Open Joint-stock company «Aldanzoloto. Mining Company». Board Chairman
29.10.2003 – Open Joint-stock company «SeverAlmaz». Board Chairman.
30.10.2003 – Open Joint-stock company «Republican Specialized Registrar «Yakutskiy Fund Center». Board Chairman.
25.06.2004 – Joint Stock company Bank «Vozrozhdeniye». Member of Supervisory Council.

3. Alexander Ivanovich Goev.
Percentage of the Credit Institution's (the Issuer's) ordinary shares – 0.00%.
Percentage of voting shares of the Credit Institution-the Issuer – 0.00%.
Percentage of voting shares of the credit institution-the issuer, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0.00%.

PRESENT POSITIONS:
07.09.1995 – Transnational Financial Industrial Group «Optronika». Chairman of the Board.
29.05.1996 – Open Joint-stock company «Krasnogorskiy Plant named after Zverev». General Director.
28.01.2003 – Joint Stock company Bank «Vozrozhdeniye. Member of Supervisory Council

4. Ljudmila Antonovna Goncharova.
Percentage of the Credit Institution's (the Issuer's) ordinary shares – 1.69%.
Percentage of voting shares of the Credit Institution-the Issuer – 1.69%.
Percentage of voting shares of the credit institution-the issuer, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0.00%.
PRESENT POSITIONS.
08.06.2004 – Limited company «Moscow Re-insurance Company». Member of the Board.
28.01.2003 – Joint Stock company Bank «Vozrozhdeniye. Member of Supervisory Council.
28.01.2003 – Joint Stock company Bank «Vozrozhdeniye». Deputy Chairman of the Board.
20.03.2003 – Non-government Pension Fund «Harmony». Member of the Board.
29.10.2003 – Limited Company «Baltiyskiy Kurort». Member of the Board.

5. Nikolai Yakovlevich Demin
Percentage of the Credit Institution's (the Issuer's) ordinary shares – 0%.
Percentage of voting shares of the Credit Institution-the Issuer – 0%.
Percentage of voting shares of the credit institution-the issuer, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0.00%.
PRESENT POSITIONS:
27.01.1993 – Closed Joint-Stock Company «Joint-Stock Foreign Economic Company «Exima». General Manager.
22.03.1999 – Closed Joint-Stock Company «Meat Processing Plant Mikoyanovskiy». General Manager.
28.01.2003 – Joint Stock company Bank «Vozrozhdeniye». Member of Supervisory Council.
30.10.2003 – Open Joint-stock company «Trade Industrial Company «Mossahar». Member of the Board.

6. Alexandre Vitaljevich Dolgopolov.
Percentage of the Credit Institution's (the Issuer's) ordinary shares – 0.56%.
Percentage of voting shares of the Credit Institution-the Issuer – 0.56%.
Percentage of voting shares of the credit institution-the issuer, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0.00%.
PRESENT POSITIONS.
18.02.2002 – Limited company «Moscow Re-insurance Company». Member of the Board.
14.06.2002 – Open Joint-stock company «Specialized Registrar «AVISTA». Member of the Board.
28.01.2003 – Joint Stock company Bank «Vozrozhdeniye». Deputy Chairman of the Board.
28.01.2003 – Joint Stock company Bank «Vozrozhdeniye». Member of Supervisory Council.
20.03.2003 – Non-government Pension Fund «Harmony». Chairman of the Board.

7. Nikolai Stepanovich Zatzepin.
Percentage of the Credit Institution's (the Issuer's) ordinary shares – 0.08%.
Percentage of voting shares of the Credit Institution-the Issuer – 0.08%.
Percentage of voting shares of the credit institution-the issuer, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0%.
PRESENT POSITIONS.

13.08.1997 – Closed Joint-stock company «Mozhaiskoje Wholesale and Retail Enterprise». General Manager.
28.01.2003 – Joint Stock company Bank «Vozrozhdeniye». Member of Supervisory Council.

8. Valentina Mikhailovna Kabanova.
Percentage of the Credit Institution's (the Issuer's) ordinary shares – 0%.
Percentage of voting shares of the Credit Institution-the Issuer – 0%.
Percentage of voting shares of the credit institution-the issuer, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0%.
PRESENT POSITIONS.
28.01.2003 – Joint Stock company Bank «Vozrozhdeniye». General Manager of Volokolamskiy Branch.
28.01.2003 – Joint Stock company Bank «Vozrozhdeniye». Member of Supervisory Council.

9. Otari Leontjevich Margania
Percentage of the Credit Institution's (the Issuer's) ordinary shares – 0%.
Percentage of voting shares of the Credit Institution-the Issuer – 0%.
Percentage of voting shares of the credit institution-the issuer, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0%.
PRESENT POSITIONS:
01.01.2001 – Open Joint-stock company «Industry and Construction Bank». Advisor to the Chairman of Supervisory Council.
24.04.2002 – Open Joint-stock company «Industry and Construction Bank». Member of Supervisory Council
27.06.2003 – Joint stock company Bank «Vozrozhdeniye». Member of Supervisory Council.

10. Juriy Mikhailovich Marinichev.
Percentage of the Credit Institution's (the Issuer's) ordinary shares – 0.08%.
Percentage of voting shares of the Credit Institution-the Issuer – 0.08%.
Percentage of voting shares of the credit institution-the issuer, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0%.
PRESENT POSITIONS.
23.04.1998 – Moscow Regional Union of Consumer Cooperation. Chairman of the Board.
28.01.2003 – Joint stock company Bank «Vozrozhdeniye». Chairman of Supervisory Council.

11. Dmitriy Ljvovich Orlov.
Percentage of the Credit Institution's (the Issuer's) ordinary shares – 37.09%.
Percentage of voting shares of the Credit Institution-the Issuer – 37.09%.
Percentage of voting shares of the credit institution-the issuer, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0%.
PRESENT POSITIONS.
28.01.2003 – Joint Stock company Bank «Vozrozhdeniye».
Deputy Chairman of Supervisory Council.
28.01.2003 – Joint Stock company Bank «Vozrozhdeniye». Chairman of the Board.

12. Rustam Mansurovich Usmanov.
Percentage of the Credit Institution's (the Issuer's) ordinary shares – 0%.
Percentage of voting shares of the Credit Institution-the Issuer – 0%.
Percentage of voting shares of the credit institution-the issuer, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total

number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0%.
PRESENT POSITIONS:
28.12.2001 – The State Unitary enterprise Foreign and Trade association «Almazyuvelirexport». General Manager.
25.06.2002 – Closed Joint-stock company «Arkhangelskiye Almazy». Chairman of the Board.
28.01.2003 – Joint Stock company Bank «Vozrozhdeniye». Member of Supervisory Council.
15.07.2003 – Corporation «Russian Diamond Club» U.S.A. Member of the Board.
30.06.2003. – Closed Joint-stock company «Almakom». Member of the Board.

13. SHORTLIST OF THE MANAGEMENT BOARD MEMBERS
(Collective executive body).

1. Alexandre Alexeevich Bolvinov.
Percentage of the Credit Institution's (the Issuer's) ordinary shares – 0%.
Percentage of voting shares of the Credit Institution-the Issuer – 0%.
Percentage of voting shares of the credit institution-the issuer, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0%.
PRESENT POSITIONS:
28.01.2003 – Joint Stock company Bank «Vozrozhdeniye». Head of Human Resources Department.
31.01.2003 – Joint Stock company Bank «Vozrozhdeniye». Member of the Board.
20.03.2003 - Non-government Pension Fund «Harmony». Member of the Board.

2. Tatjana Fedorovna Gavrilkina.
Percentage of the Credit Institution's (the Issuer's) ordinary shares – 0.28%.
Percentage of voting shares of the Credit Institution-the Issuer – 0.28%.
Percentage of voting shares of the credit institution-the issuer, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0%.
PRESENT POSITIONS:
28.01.2003 – Joint Stock company Bank «Vozrozhdeniye». Member of the Board.
10.09.2003 – Joint Stock company Bank «Vozrozhdeniye». Deputy Chairman of the Board. Head of Finance Department.

3. Ljudmila Antonovna Goncharova.
Percentage of the Credit Institution's (the Issuer's) ordinary shares – 1.69%.
Percentage of voting shares of the Credit Institution-the Issuer – 1.69%.
Percentage of voting shares of the credit institution-the issuer, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0%.
PRESENT POSITIONS.
08.06.2004 – Limited company «Moscow Re-insurance Company». Member of the Board.
28.01.2003 – Joint Stock company Bank «Vozrozhdeniye. Member of Supervisory Council.
28.01.2003 – Joint Stock company Bank «Vozrozhdeniye».Deputy Chairman of the Board.
20.03.2003 – Non-government Pension Fund «Harmony». Member of the Board.
29.10.2003 – Limited company «Baltiyskiy Kurort». Member of the Board.

4. Alexandre Vitaljevich Dolgopolov.
Percentage of the Credit Institution's (the Issuer's) ordinary shares – 0.56%.
Percentage of voting shares of the Credit Institution-the Issuer – 0.56%.
Percentage of voting shares of the credit institution-the issuer, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0%.

PRESENT POSITIONS.
18.02.2002 – Limited company «Moscow Re-insurance Company». Member of the Board.
14.06.2002 – Open Joint-stock company «Specialized Registrar «AVISTA». Member of the Board.
28.01.2003 – Joint Stock company Bank «Vozrozhdeniye». Deputy Chairman of the Board.
28.01.2003 – Joint Stock company Bank «Vozrozhdeniye». Member of Supervisory Council.
20.03.2003 – Non-government Pension Fund «Harmony». Chairman of the Board.

5. Tamara Ivanovna Luzhina.
Percentage of the Credit Institution's (the Issuer's) ordinary shares – 0.28%.
Percentage of voting shares of the Credit Institution-the Issuer – 0.28%.
Percentage of voting shares of the credit institution-the issuer, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0%.
PRESENT POSITIONS.
28.01.2003 – Joint Stock company Bank «Vozrozhdeniye. Member of the Board.
10.09.2003 – Joint Stock company Bank «Vozrozhdeniye». Deputy Head of Finance Department.
20.03.2003 – Non-government Pension Fund «Harmony». Member of the Board.

6. Mark Meerovich Nakchmanovich.
Percentage of the Credit Institution's (the Issuer's) ordinary shares – 0.56%.
Percentage of voting shares of the Credit Institution-the Issuer – 0.56%.
Percentage of voting shares of the credit institution-the issuer, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0%.
PRESENT POSITIONS.
28.01.2003 – Joint Stock company Bank «Vozrozhdeniye». Deputy Chairman of the Board.

7. Yuriy Igorevich Novikov
Percentage of the Credit Institution's (the Issuer's) ordinary shares – 0%.
Percentage of voting shares of the Credit Institution-the Issuer – 0%.
Percentage of voting shares of the credit institution-the issuer, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0%.
PRESENT POSITIONS
29.01.2004 – Joint Stock company Bank «Vozrozhdeniye». Deputy Chairman of the Board. Head of the Representative Office «Northwest Regional Centre».

8. Dmitriy Ljvovich Orlov.
Percentage of the Credit Institution's (the Issuer's) ordinary shares – 37.09%.
Percentage of voting shares of the Credit Institution-the Issuer – 37.09%.
Percentage of voting shares of the credit institution-the issuer, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0%.
PRESENT POSITIONS.
28.01.2003 – Joint Stock company Bank «Vozrozhdeniye». Deputy Chairman of Supervisory Council.
28.01.2003 – Joint Stock company Bank «Vozrozhdeniye». Chairman of the Board.

9. Nikolai Dmitrievich Orlov.
Percentage of the Credit Institution's (the Issuer's) ordinary shares – 2.44%.
Percentage of voting shares of the Credit Institution-the Issuer – 2.44%.
Percentage of voting shares of the credit institution-the issuer, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0%.

PRESENT POSITIONS.

28.01.2003 – Joint Stock company Bank «Vozrozhdeniye». Deputy Chairman of the Board.
16.06.2003 – Open Joint-stock company «Cherkizovskiy Meat Processing Plant». Member of the Board.
30.06.2003 – Open Joint-stock company «Specialized Registrar «AVISTA». Member of the Board.
28.06.2004 – Open Joint-stock company «VEB-invest Bank». Member of the Board.

10. Dmitriy Aksentievich Strashok

Percentage of the Credit Institution's (the Issuer's) ordinary shares – 0.28%.
Percentage of voting shares of the Credit Institution-the Issuer – 0.28%.
Percentage of voting shares of the credit institution-the issuer, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0%.

PRESENT POSITIONS

28.01.2003 – Joint Stock company Bank «Vozrozhdeniye».Deputy Chairman of the Board.
29.10.2003 – Limited company «Baltiyskiy Kurort». Chairman of the Board.

11. Oleg Vladimirovich Kharlamov.

Percentage of the Credit Institution's (the Issuer's) ordinary shares – 0%.
Percentage of voting shares of the Credit Institution-the Issuer – 0%.
Percentage of voting shares of the credit institution-the issuer, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0%.

PRESENT POSITIONS.

28.01.2003 – Joint Stock company Bank «Vozrozhdeniye». Member of the Board.
28.01.2003 – Joint Stock company Bank «Vozrozhdeniye». Head of Administration Department.

14. The person performing the functions of a sole executive body of the Credit Institution-the Issuer:

Chairman of the Board– Dmitriy Ljvovich Orlov

Basic data are stated in items 12, 13.

15. Large-scale transactions and transactions with interest conducted in the process of placing securities.

In the process of placing securities, large-scale transactions and transactions with interest did not take place.